Securities and Exchange Commission SEC
Trading and Markets

MAR 13 2019

RECEIVED

19010359

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
MAR 13 2019
Washington DC
406

SEC FILE NUMBER
8-43895

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greentree Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Washington Avenue; Suite 200 (P.O. Box 88)
(No. and Street)

Bridgeville	PA	15017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin P. Biber 412-221-9250
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilke & Associates, LLP
(Name – *if individual, state last, first, middle name*)

1721 Cochran Road; Suite 200	Pittsburgh	PA	15220
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Kevin P. Biber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greentree Investment Services, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of Pennsylvania - Notary Seal
Stacie L. Riley, Notary Public
Allegheny County
My commission expires June 30, 2019
Commission number 1263342
Member, Pennsylvania Association of Notaries

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREENTREE INVESTMENT SERVICES, INC.

FINANCIAL STATEMENTS
WITH
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2018

GREENTREE INVESTMENT SERVICES, INC

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Greentree Investment Services, Inc.
600 Washington Avenue
Bridgeville, PA 15017

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Greentree Investment Services, Inc. as of December 31, 2018, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Greentree Investment Services, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Greentree Investment Services, Inc.'s management. Our responsibility is to express an opinion on Greentree Investment Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Greentree Investment Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

WILKE & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

Auditor's Report on Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Greentree Investment Services, Inc.'s financial statements. The supplemental information is the responsibility of Greentree Investment Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I – Net Capital Reconciliation and Schedule II – Schedules Required by Rule 17A-5 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Wilke & Associates, LLP

Wilke & Associates
Pittsburgh, Pennsylvania

March 1, 2019

Greentree Investment Service, Inc.
Balance Sheet
As of December 31, 2018

	Dec 31, 18
ASSETS	
Current Assets	
Checking/Savings	
First Commonwealth	614.60
Pershing Account	1,402.16
Total Checking/Savings	2,016.76
Accounts Receivable	
Mutual Fund Comm Receivable	10.69
Other Accounts Receivable	100.00
Total Accounts Receivable	110.69
Other Current Assets	
Prepaid Expenses	513.64
Saxony Securities Deposit	1,000.00
Total Other Current Assets	1,513.64
Total Current Assets	3,641.09
Other Assets	
Fidelity Equity Growth Fund	26,608.58
Total Other Assets	26,608.58
TOTAL ASSETS	**30,249.67**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Other Expense Payable	303.24
Taxes Payable	1,862.55
Total Accounts Payable	2,165.79
Total Current Liabilities	2,165.79
Total Liabilities	2,165.79
Equity	
Additional Paid In Capital	114,543.00
Capital Stock	1,157.00
Retained Earnings	-90,212.90
Net Income	2,596.78
Total Equity	28,083.88
TOTAL LIABILITIES & EQUITY	**30,249.67**

PAGE 3

Greentree Investment Service, Inc.
Profit & Loss
January through December 2018

	Jan - Dec 18
Ordinary Income/Expense	
Income	
Insurance Income	
Life Insurance Premium Income	415.18
Total Insurance Income	415.18
Investment Company Income	
Mutual Fund Income	344.73
Mutual Fund Trails	15,924.33
Variable Annuity Trails	5,135.60
Total Investment Company Income	21,404.66
Listed Securities Income	4,564.82
Long Term Capital Gain Dist.	1,795.22
OTC Securities Income	44.75
Unrealized Gain/Loss Investment	-1,957.85
Total Income	26,266.78
Expense	
Insurance	
Liability Insurance	575.68
Work Comp	456.68
Total Insurance	1,032.36
Office Expense	
Rent	3,650.00
Utilities	
Electric	1,018.04
Total Utilities	1,018.04
Total Office Expense	4,668.04
Other Expense	
Rivers Club	3,348.00
Saxony Charges	2,880.64
Total Other Expense	6,228.64
Payroll Expenses	
Other Employee Compensation	615.06
Total Payroll Expenses	615.06
Postage and Delivery	
FedEx	43.64
P.O. Box Rental Fee	140.00
Postage	100.00
Total Postage and Delivery	283.64
Professional Fees	
Accounting	4,300.00
Total Professional Fees	4,300.00
Regulatory Fees & Expenses	
Fidelity Bond	576.00
NASD Fees	4,884.00
Total Regulatory Fees & Expenses	5,460.00
Telephone	
Local Telephone	1,082.26
Total Telephone	1,082.26
Total Expense	23,670.00
Net Ordinary Income	2,596.78
Net Income	2,596.78

PAGE 4

GREENTREE INVESTMENT SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018

	Common Stock		Additional Paid-In Capital		Net Stockholder's Equity
	Shares	Amount	Shares	Amount	Amount
December 31, 2017	1,157	$ 1,157	1,157	$114,543	$ 25,487
Net income	-	-	-	-	2,597
Capital transactions	-	-	-	-	-
December 31, 2018	1,157	$ 1,157	1,157	$114,543	$ 28,084

Greentree Investment Service, Inc.
Statement of Cash Flows
January through December 2018

	Jan - Dec 18
OPERATING ACTIVITIES	
Net Income	2,596.78
Adjustments to reconcile Net Income to net cash provided by operations:	
Mutual Fund Comm Receivable	-5.00
Other Accounts Receivable	-100.00
Prepaid Expenses	-513.64
Accounting Fees Payable	-1,300.00
Other Expense Payable	-1,930.56
Taxes Payable	1,862.55
Telephone Expense Payable	-250.05
Net cash provided by Operating Activities	360.08
INVESTING ACTIVITIES	
Fidelity Equity Growth Fund	162.63
Net cash provided by Investing Activities	162.63
Net cash increase for period	522.71
Cash at beginning of period	1,494.05
Cash at end of period	2,016.76

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activities:
Greentree Investment Services Incorporated (the Company) is a broker dealer in equity securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The company operates under the Financial Industry Regulatory Authority (FINRA) SEA Rules 15c3-1 and 15c3-3. Securities are maintained by an independent clearing house in relation to customer accounts.

The Company was incorporated on May 21, 1991 in the state of Pennsylvania and has adopted a calendar year end. The Company conducts its operations in Bridgeville, Pennsylvania.

Basis of Accounting:
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America using the accrual basis of accounting.

Cash and Cash Equivalents:
The Company considers cash equivalents to include money market funds or highly liquid investments with original maturities of three months or less, other than those used for trading purposes.

Accounts Receivable:
The Company receivables are collateralized by securities purchased by the client. Accounts receivable are reported at their outstanding principal balance, adjusted for any allowance for doubtful accounts. Receivables from custodians and clearinghouses also contribute to the overall receivables balance. The Company considers accounts receivable to be fully collectable. Accordingly, there was no allowance for doubtful accounts.

Estimates and Uncertainties:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition:
The Company recognizes revenue from fees charged to clients for investment services. Additionally, the Company earns investment income on investments.

Fair Value of Financial Instruments

The financial instruments that are subject to fair value are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and includes cash and cash equivalents. Fair value is based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

NOTE B - FAIR VALUE MEASUREMENTS

In determining the fair value of securities in accordance with GAAP, the Company, uses various valuation approaches, including market and/or income approaches. Fair value is a market-based measurement considered from the perspective of a market participant. As such, fair value measurements reflect assumptions that the Company believe market participants would use in pricing the asset or liability at the measurement date. GAAP provides for the following three levels to be used to classify fair value measurements:

Level 1 - Securities included in Level 1 are highly liquid securities valued using unadjusted quoted prices in active markets for identical assets or liabilities. These include equity and corporate debt securities traded in active markets and certain U.S. Treasury securities and other governmental obligations.

Level 2 - Securities reported in Level 2 include those that have pricing inputs that are other than quoted prices in active markets, but which are either directly or indirectly observable as of the reporting date (i.e., prices for similar securities). Securities that are generally included in this category are equity securities and corporate debt obligations that are not actively traded, certain government and municipal obligations, asset-backed securities ("ABS"), collateralized mortgage obligations ("CMOs"), and most mortgage-backed securities ("MBS").

Level 3 - Securities reported in Level 3 have little, if any, market activity and are measured using one or more inputs that are significant to the fair value measurement and unobservable. These valuations require significant judgment or estimation. Securities in this category generally include equity securities with unobservable inputs such as those investments made in our principal capital activities and certain non-agency ABS.

NOTE B - FAIR VALUE MEASUREMENTS (CONTINUED)

GAAP requires that the Company maximize the use of observable inputs and minimize the use of unobservable inputs when performing fair value measurements. The availability of observable inputs can vary from security to security and, in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a security's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Assessment of the significance of a particular input to the fair value measurement of a security requires judgment and consideration of factors specific to the security.

Fair values of assets measured on a recurring basis at December 31, 2018 is as follows:

	Fair value at reporting date using	
	Fair value	Quoted price in active market for identical assets
December 31, 2018		
Marketable securities	$26,608	$26,608
Total	$26,608	$26,608

Fair value for short-term investments and long term investments are determined by reference to quoted market prices and other relevant information generated by market transactions. The income reported from those investments was an unrealized loss of $1,958.

NOTE B – FAIR VALUE MEASUREMENTS (CONTINUED)

Cost and fair value of money market funds and marketable securities at December 31, 2018 is as follows:

	Amortized Cost	Realized Gain	Unrealized Gain	Unrealized Loss	Fair Value
December 31, 2018					
Held to Maturity:					
Available for sale securities	$26,771	$1,795		$1,958	$26,608
Total	$26,721	$1,795		$1,958	$26,608

The fair value of money and market funds and market securities have been measured on a recurring basis using Level 1 inputs, which are based on unadjusted quoted market prices within active markets. There have been no changes in valuation techniques and related inputs.

NOTE C – NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. As a member firm of FINRA, the Company is subject to the rules of FINRA, whose capital requirements are substantially the same as Rule 15c3-1. Rule 15c3-1 requires that aggregate indebtedness, as defined, not exceed 15 times net capital, as defined.

In accordance with Rule 15c3-1(a)(2)(vi) minimum requirement for "Other brokers or dealers", a broker-dealer that does not receive, directly or indirectly, or hold fund or securities for, or own funds or securities to, customers and does not carry accounts of, or for, customers and does not engage in any of the activities described in paragraphs 15c3-1(a)(2)(i) through 15c3-1(a)(2) (v) of the SEA Ruling shall maintain net capital of not less than $5,000.

The following table presents the net capital position:

Net Capital	$22,479
Less required Net Capital	5,000
Excess Net Capita	$17,479

NOTE D – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2018, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE E – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealer SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The company is exempt from filing the supplemental reports under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE F – SUBSEQUENT EVENTS

Management has evaluated subsequent events and determined there are no subsequent events necessary for disclosure as of the date of the independent auditors' report.

GREENTREE INVESTMENT SERVICES, INC.
SCHEDULE I – NET CAPITAL RECONCILIATION
FOR THE YEAR ENDED DECEMBER 31, 2018

Net Capital Reconciliation		**Totals as of 12/31/2018**
Computation of Net Capital & Reconciliation		
Stockholder's Equity	$	27,570
Non-Allowable Assets		
Security Deposit		1,000
Pre-Paid Expenses		-
Other Accounts Receivable		100
Total Non-Allowable Assets		1,100
Haircut on Securities Positions		
Security Haircuts		3,991
Total Haircut on Security Position		3,991
Net Allowable Capital		22,479
Net Capital Per Audit		22,479
Reconciled Difference	$	-
Computation of Net Capital Requirement		
Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$	144
Minimum Dollar Net Capital Requirement of Reporting Broker-Dealer	$	5,000
Net Capital Requirement	$	5,000
Excess Net Capital	$	17,479
Computation of Aggregate Indebtedness		
Total Aggregate Indebtedness	$	2,166
Percentage of Aggregate Indebtedness to Net Capital		9.64%

Exemptive Provisions Rule 15c-3-3

The company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The clearing firm is Pershing, LLC through a piggy-back clearing arrangement with Saxony Securities, Inc.

WILKE & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

To the Board of Directors and Shareholders
Greentree Investment Services, Inc.
600 Washington Avenue
Bridgeville, PA 15017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Greentree Investment Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Greentree Investment Services, Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii) and (2) Greentree Investment Services, Inc. stated that Greentree Investment Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Greentree Investment Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Greentree Investment Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wilke & Associates, LLP

Wilke & Associates, LLP
Pittsburgh, Pennsylvania

March 1, 2019

1721 COCHRAN ROAD, SUITE 200, PITTSBURGH, PA 15220 | PHONE: 412.278.2200 | FAX: 412.278.1998 | WILKECPA.COM